UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-23751				Date examination completed: October 30, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
First American Funds Trust
4. Address of principal executive office (number, street, city, state, zip code):
800 Nicollet Mall Minneapolis, MN 55402

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Independent Accountant’s Report

The Board of Directors

First American Funds Trust

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that First American Funds Trust (the Company) (comprised of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund (collectively, the Funds)) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of First American Funds Trust and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 - Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of August 31, 2025 and with respect to agreement of security purchases and sales or maturities, for the period from July 1, 2025 (the immediate date after our last examination) through August 31, 2025:

●	Confirmation of all securities held by institutions in book entry form (Depository Trust Company and the Federal Reserve Bank of Boston);

●	Reconciliation of all such securities to the books and records of the Company and the Custodian;

●	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

●	Agreement of 13 security purchases and 12 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that First American Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2025, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of First American Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Minneapolis, MN

October 30, 2025

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

October 30, 2025

We, as members of management of First American Funds Trust (the Company) (comprised of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund (collectively, the Funds)), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2025, and from July 1, 2025 through August 31, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2025, and from July 1, 2025 through August 31, 2025, with respect to securities reflected in the investment accounts of the Company.

By:	/s/ James D. Palmer
James D. Palmer
President of the Company

By:	/s/ Jill M. Stevenson
Jill M. Stevenson
Treasurer of the Company